Filed by GP-Act III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Dronamics Group Limited

(Commission File No.: 001-42046)

For publication: 10 November 2026

Dronamics and HENSOLDT demonstrate ISTAR and Airborne Early Warning on the Black Swan

Full-scale Black Swan carries HENSOLDT’s complete ISTAR and AEW mission suite including MDOcore in front of defense end users

Believed to be the first fully European unmanned airborne early warning platform, combining both companies’ technologies

Sofia, Bulgaria and Taufkirchen, Germany – 10 November 2026 – Dronamics and HENSOLDT have demonstrated Europe’s first unmanned airborne early warning (AEW) system combined with intelligence, surveillance, target acquisition and reconnaissance (ISTAR) capability. As part of the campaign, HENSOLDT’s MissionGrid sensor suite was integrated, test-flown and validated on board a full-scale Dronamics Black Swan unmanned aerial vehicle (UAV) and the combined platform was subsequently demonstrated in flight in Bulgaria in front of prospective end users and representatives of various armed forces and government operators, generating significant customer interest.

This is the first time HENSOLDT’s MissionGrid sensor suite with MissMarvin mission management software, PrecISR radar and electro-optical Argos sensor have been demonstrated on an unmanned platform in a fully integrated solution. Furthermore, the outstanding operational performance of HENSOLDT’s software suite MDOcore was successfully demonstrated in flight. Integrated into the Black Swan UAV, MDOcore ensured secure, real-time, cross-domain networking as part of Multi-Domain operations scenarios.

Named Dronamics Detect & Defend, the combined solution was first announced at the Munich Security Conference earlier this year. This fully European AEW system combines the endurance, payload capacity and range of Dronamics’ drone technology with HENSOLDT’s state-of-the-art mission sensor systems, making the Black Swan among the most versatile NATO Class III UAS. ITAR-free, it has capabilities to detect and identify targets across ground, maritime and air domains.

Expected to cost significantly less than legacy manned AEW platforms, the unmanned solution seeks to provide significant operational improvement at a time of escalating security concerns across Europe’s Eastern Flank including the Black Sea. At a time when European NATO members are ramping up their defense spending, the integrated HENSOLDT AEW and ISTAR capabilities of the Dronamics Detect and Defend solution can make it relevant for four of the recently adopted five European Defense Projects of Common Interest (EDPCIs) - Drone and Counter-Drone European Resolve, Integrated Maritime and Seabed Defense, EU Federated Integrated Air and Missile Defense, including Early Warning, and Eastern Flank Watch. Its EU origin can make it relevant for Made in EU procurement under the SAFE Instrument and other EU programs.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

The demonstration covered several mission sets of the joint solution, including air-to-ground detection and tracking of ground targets, including moving vehicles, stationary assets, as well as geolocation, and air-to-maritime detection of vessels on the Danube River.

Announced in Q1. Integrated in Q3. Demonstrated in Q4.

When the partnership launched in February 2026, Dronamics and HENSOLDT set out to build a 100% Made in Europe unmanned AEW and ISTAR solution. The aim: give countries the ability to continuously detect and target multi-domain threats from the air and keep European skies under European control. The companies had planned demonstrations for later in the year with that program milestone now achieved.

The Black Swan is a long-range, fixed-wing unmanned aircraft, designed for multiple missions, with payload-agnostic capacity. Its heavy-lift capability allows HENSOLDT’s ISTAR systems to be integrated in several configurations. MissionGrid fuses data from HENSOLDT’s radar and electro-optical sensors so that a single aircraft can deliver multiple missions. PrecISR is software-defined and built to operate 24/7 in all weather conditions against conventional and asymmetric threats on the ground, at sea and in the air.

Dronamics and HENSOLDT intend to continue their collaboration with a view towards operational deployment. As set out at the launch of the companies’ partnership in February 2026, the focus is on strengthening Europe’s capabilities, addressing urgent security needs along its Eastern Flank and in the Black Sea region.

“In February we said we would demonstrate European sensors on a European unmanned aircraft in front of the people tasked with defending Europeans. We have done exactly that. A NATO Class III strategic unmanned platform carrying out airborne early warning, built in Europe, for a significantly lower cost than traditional manned AEW platforms. That is what sovereign EU capability looks like and it is what follow-through looks like. We are grateful to the HENSOLDT team for a partnership that delivers and we are excited about being able to contribute to the defense of Europe,” said Svilen Rangelov, Co-Founder and President, Dronamics.

“With these successful flight demonstrations, we have underlined our expertise as a leading systems integrator and pioneer of Software-Defined Defence. Together, we have taken an important step towards realising our shared vision of providing a sovereign, EU-manufactured capability in the NATO Class III UAV category for strategic surveillance, including the detection of low-flying targets,” said Dietmar Thelen, Member of the HENSOLDT Group Executive Board and Head of Division Multi-Domain Solutions at HENSOLDT.

About Dronamics

Dronamics is an autonomous aviation company designing and manufacturing unmanned aircraft systems for applications across cargo logistics, national security, critical minerals exploration and sovereign aerospace. Founded in 2014 in Sofia, Bulgaria, Dronamics’ vertically integrated model spans research and development, manufacturing, aircraft leasing and airline operations. On 3 November 2026, Dronamics announced it has entered into a Business Combination Agreement with GP-Act III Acquisition Corp. (Nasdaq: GPAT). For more information, visit www.dronamics.com.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

About HENSOLDT

HENSOLDT is a leading European high-tech company in the defence and security industry, headquartered in Taufkirchen near Munich. For decades the name HENSOLDT has stood for mission-critical sensors, optronics and electronics, proven in real operations across all domains – land, air, sea, cyber and space. That technological depth is now the foundation for a strategic shift: from sensor solutions provider to Neo System House and pacesetter for Software-Defined Defence, turning data into operational superiority.

In 2025 the company generated revenue of approximately EUR 2.46 billion and currently has around 10,000 employees. HENSOLDT is listed on the Frankfurt Stock Exchange and is part of the MDAX.

Further information: www.hensoldt.net

About GP-Act III Acquisition Corp.

GP-Act III Acquisition Corp. (Nasdaq: GPAT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, see GPAT’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Additional Information and Where to Find It

On November 3, 2026, GP-Act III Acquisition Corp., a Cayman Islands exempted company limited by shares (“GPAT”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Dronamics Group Limited, a private company limited by shares incorporated and registered in Ireland (the “Company”), providing for, among other things, a business combination between GPAT and the Company (the transactions contemplated by the Business Combination Agreement, the “Proposed Business Combination”). Pursuant to the Business Combination Agreement, (i) GP-Act III Merger Sub, Inc., a Delaware corporation to be incorporated as a wholly owned subsidiary of GPAT (“Merger Sub”), will become a party to the Business Combination Agreement prior to the closing of the Proposed Business Combination and (ii) the Company will cause a Delaware corporation (“Newco”) to be incorporated for the purpose of consummating the Proposed Business Combination and to become a party to the Business Combination Agreement pursuant to a joinder agreement. Unless the context otherwise requires, references in this communication to GPAT shall be deemed to include Merger Sub, and references to the Company shall be deemed to include Newco, in each case from and after its incorporation.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

The Proposed Business Combination will be submitted to shareholders of GPAT for their consideration. GPAT and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement to be distributed to GPAT’s shareholders in connection with GPAT’s solicitation of proxies for the vote by GPAT’s shareholders in connection with the Proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. After the Registration Statement has been filed and declared effective, GPAT will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. GPAT and the Company may also file other documents regarding the Proposed Business Combination with the SEC. In addition, in connection with the proposed extension of the date by which GPAT must consummate an initial business combination, GPAT filed with the SEC a definitive proxy statement on October 26, 2026 (the “Extension Proxy Statement”) relating to an extraordinary general meeting of GPAT’s shareholders to be held on November 12, 2026. GPAT’s shareholders and other interested persons are advised to read the Extension Proxy Statement because it contains important information. This communication does not contain all of the information that should be considered concerning the Proposed Business Combination and related transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination or any related transaction, including the PIPE Investment (as defined below).

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF GPAT AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GPAT’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GPAT, THE COMPANY AND THE PROPOSED TRANSACTIONS.

Shareholders and other interested parties may also obtain a copy of the Extension Proxy Statement and, once available, the preliminary or definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by GPAT and the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: GP-Act III Acquisition Corp., 300 Park Avenue, 2nd Floor, New York, New York 10022, or to the Company at Dronamics Group Limited, 45 Mespil Road, Dublin 4, D04W2F1, Ireland.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Any shares or other securities that may be issued in connection with any private placement in connection with the Proposed Business Combination (the “PIPE Investment”) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

Participants in the Solicitation

GPAT, the Company and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitation of proxies from GPAT’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of GPAT’s shareholders in connection with the Proposed Business Combination, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more information about GPAT’s directors and executive officers, and their ownership of GPAT’s securities, in GPAT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 26, 2026 (the “Annual Report”), in the Extension Proxy Statement, and in any subsequent filings with the SEC, including Statements of Changes in Beneficial Ownership on Form 4. Information about the Company’s directors and executive officers will be included in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or any related transaction, and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, any securities of GPAT (including following its domestication as a Delaware corporation), the Company, Newco or any of their respective affiliates, whether now existing or hereafter formed, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Business Combination and related transactions, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GPAT, the Company, and their respective affiliates as well as the combined company following the Proposed Business Combination and statements regarding the capabilities, cost and potential applications of the Black Swan platform and the Dronamics Detect & Defend solution; the further development, testing and operational deployment of the joint solution with HENSOLDT; the potential relevance of the joint solution to European defense programs and procurement; the anticipated benefits and timing of the completion of the Proposed Business Combination; the listing of the combined company’s securities on Nasdaq or any other securities exchange; the planned business strategy of the Company and the combined company, including expectations and timing related to commercial product development and commercialization plans; objectives of management for future operations of the combined company; projections of market opportunity; regulatory conditions, including with respect to aviation certifications and authorizations; technological and market trends; the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of GPAT’s public shareholders; and GPAT’s, the Company’s and their respective affiliates’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “intend,” “seek,” “target,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions of GPAT’s and the Company’s management and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that results of demonstrations are not indicative of performance in operational conditions; the ability to further develop, integrate and deploy the joint solution with HENSOLDT and to convert strategic relationships, memoranda of understanding and letters of intent into definitive customer contracts; the ability to scale manufacturing; the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAT’s securities; the risk that the Proposed Business Combination may not be completed by GPAT’s business combination deadline; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the failure by the parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of GPAT’s shareholders, the satisfaction of the minimum cash condition and the completion of the reorganization of the Company contemplated by the Business Combination Agreement; the ability to obtain the PIPE Investment or other financing; failure to realize the anticipated benefits of the Proposed Business Combination; the level of redemptions of GPAT’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or impair the ability to obtain or maintain the listing or trading of the combined company’s securities; the failure to obtain or maintain the listing of the combined company’s securities on Nasdaq or any other securities exchange following the Proposed Business Combination; the receipt of required regulatory approvals, including under applicable antitrust and foreign investment laws; costs related to the Proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions, including geopolitical risks; risks relating to the Company’s anticipated operations and business, including the ability to obtain and maintain aviation certifications and authorizations; risks related to increased competition in the industries in which the combined company will operate; risks that after consummation of the Proposed Business Combination, the combined company experiences difficulties managing its growth and expanding operations; challenges in implementing the Company’s business plan, due to operational challenges, significant competition and regulation; and the outcome of any potential legal proceedings that may be instituted against GPAT, the Company, any of their respective affiliates or others following announcement of the Proposed Business Combination.

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and the proxy statement/prospectus contained therein, when available, as well as the Annual Report, GPAT’s Quarterly Reports on Form 10-Q, and other documents filed by GPAT, the Company or their respective affiliates from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of GPAT, the Company or any of their respective affiliates presently knows or that GPAT, the Company or their respective affiliates currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to place undue reliance on forward-looking statements, and none of GPAT, the Company or any of their respective affiliates assumes any obligation to, or intends to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of GPAT, the Company or any other person gives any assurance that any of GPAT, the Company or the combined company will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by GPAT, the Company or any other person that the events or circumstances described in such statement are material.

Media and Investor Contacts

Dronamics:

Severina Grozeva, VP Global Communications,

severina@dronamics.com, press@dronamics.com

Investor Relations: ir@dronamics.com

HENSOLDT:

Ulrich-Joachim Muller, Communications Manager

ulrich-joachim.mueller@hensoldt.net

GP-Act III Acquisition Corp.:

Rodrigo Boscolo, Chief Financial Officer

investors@gp-act3.com

DRONAMICS Group Limited Delivering Today

Registered Office: 45 Mespil Road, Dublin 4, Ireland
www.dronamics.com
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